UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                                       to
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                QUEPASA.COM, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    74833W107
                               ------------------
                                 (CUSIP Number)

                                October 24, 2002
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [X]     Rule 13d-1(c)

        [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

--------------------------------------------------------------------------------

1)   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

         Sutter Holding Company, Inc.
         Sutter Opportunity Fund 2, LLC

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a)  [   ]
     if a Member of a Group
     (See Instructions)

                                                      (b)  [ X ]

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

         Sutter Holding Company, Inc.                Delaware
         Sutter Opportunity Fund 2, LLC              California

--------------------------------------------------------------------------------

Number of Shares
Beneficially Owned
by Each Reporting
Person with :

(5)  Sole Voting Power

Sutter Holding Company, Inc. beneficially owns 2,486,293 shares of Common Stock, Par Value $.001 per Share ("Shares") of the Issuer, or approximately 14.48% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001, and Sutter Opportunity Fund 2, LLC beneficially owns 393,050 Shares, or 2.29% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001. Each Reporting Person has sole voting and disposition power over the Shares it beneficially owns, but Robert E. Dixon and William G. Knuff, III are the sole directors and co-chief executive officers of Sutter Holding Company, Inc., and Mr. Dixon is the sole manager of Sutter Capital Management, LLC, which in turn is the sole manager of Sutter Opportunity Fund 2, LLC. Mssrs. Dixon and Knuff may therefore be deemed to control voting and disposition of the Shares held by Sutter Holding Company, Inc. and Mr. Dixon may be deemed to control voting and disposition of the Shares held by Sutter Opportunity Fund 2, LLC.

(6)  Shared Voting Power

Sutter Holding Company, Inc. beneficially owns 2,486,293 shares of Common Stock, Par Value $.001 per Share ("Shares") of the Issuer, or approximately 14.48% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001, and Sutter Opportunity Fund 2, LLC beneficially owns 393,050 Shares, or 2.29% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001. Each Reporting Person has sole voting and disposition power over the Shares it beneficially owns, but Robert E. Dixon and William G. Knuff, III are the sole directors and co-chief executive officers of Sutter Holding Company, Inc., and Mr. Dixon is the sole manager of Sutter Capital Management, LLC, which in turn is the sole manager of Sutter Opportunity Fund 2, LLC. Mssrs. Dixon and Knuff may therefore be deemed to control voting and disposition of the Shares held by Sutter Holding Company, Inc. and Mr. Dixon may be deemed to control voting and disposition of the Shares held by Sutter Opportunity Fund 2, LLC.


(7)  Sole Dispositive Power

Sutter Holding Company, Inc. beneficially owns 2,486,293 shares of Common Stock, Par Value $.001 per Share ("Shares") of the Issuer, or approximately 14.48% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001, and Sutter Opportunity Fund 2, LLC beneficially owns 393,050 Shares, or 2.29% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001. Each Reporting Person has sole voting and disposition power over the Shares it beneficially owns, but Robert E. Dixon and William G. Knuff, III are the sole directors and co-chief executive officers of Sutter Holding Company, Inc., and Mr. Dixon is the sole manager of Sutter Capital Management, LLC, which in turn is the sole manager of Sutter Opportunity Fund 2, LLC. Mssrs. Dixon and Knuff may therefore be deemed to control voting and disposition of the Shares held by Sutter Holding Company, Inc. and Mr. Dixon may be deemed to control voting and disposition of the Shares held by Sutter Opportunity Fund 2, LLC.

(8)  Shared Dispositive Power

Sutter Holding Company, Inc. beneficially owns 2,486,293 shares of Common Stock, Par Value $.001 per Share ("Shares") of the Issuer, or approximately 14.48% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001, and Sutter Opportunity Fund 2, LLC beneficially owns 393,050 Shares, or 2.29% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001. Each Reporting Person has sole voting and disposition power over the Shares it beneficially owns, but Robert E. Dixon and William G. Knuff, III are the sole directors and co-chief executive officers of Sutter Holding Company, Inc., and Mr. Dixon is the sole manager of Sutter Capital Management, LLC, which in turn is the sole manager of Sutter Opportunity Fund 2, LLC. Mssrs. Dixon and Knuff may therefore be deemed to control voting and disposition of the Shares held by Sutter Holding Company, Inc. and Mr. Dixon may be deemed to control voting and disposition of the Shares held by Sutter Opportunity Fund 2, LLC.

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

Sutter Holding Company, Inc.                                  2,486,293 Shares
Sutter Opportunity Fund 2, LLC                                  393,050 Shares

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                             [   ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                        12.27%

--------------------------------------------------------------------------------

12)  Type of Reporting Person
     (See Instructions)

Sutter Holding Company, Inc.                                  CO
Sutter Opportunity Fund 2, LLC                                OO

--------------------------------------------------------------------------------

Item 1.
------

     (a) The name of issuer as to whose securities this statement relates is QuePasa.com, Inc. (the "Issuer").

     (b) The address of the Issuer's principal place of business is 7904 E. Chaparral Road, Suite A-110, PMB # 160, Scottsdale, Arizona 85250.

Item 2.
-------

     (a-c) Sutter Holding Company, Inc. is a Delaware corporation and Sutter Opportunity Fund 2, LLC is a California limited liability company. The principal business address of each reporting person is 150 Post Street, Suite 405, San Francisco, California 94108.

     (d-e) The subject securities are the issuer's shares of Common Stock, Par Value $.001 per Share (CUSIP No. 74833W107).

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
------   (c) check whether the person filing is a:

         (a-j) Not applicable.

Item 4.  Ownership.
------   ---------

     (a-c) Sutter Holding Company, Inc. beneficially owns 2,486,293 shares of Common Stock, Par Value $.001 per Share ("Shares") of the Issuer, or approximately 14.48% of the 17,163,291 total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001, and Sutter Opportunity Fund 2, LLC beneficially owns 393,050 Shares, or 2.29% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001. Each Reporting Person has sole voting and disposition power over the Shares it beneficially owns, but Robert E. Dixon and William G. Knuff, III are the sole directors and co-chief executive officers of Sutter Holding Company, Inc., and Mr. Dixon is the sole manager of Sutter Capital Management, LLC, which in turn is the sole manager of Sutter Opportunity Fund 2, LLC. Mssrs. Dixon and Knuff may therefore be deemed to control voting and disposition of the Shares held by Sutter Holding Company, Inc. and Mr. Dixon may be deemed to control voting and disposition of the Shares held by Sutter Opportunity Fund 2, LLC. Because both reporting persons are controlled by Robert
E. Dixon,  their  respective  beneficial  ownership is jointly  reported on this
Schedule 13G.


Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

Each Reporting Person's respective shareholders and members, as owners of equity interests in the Reporting Person, will have the right to receive dividends or distributions from, or the proceeds from the sale of, the Shares. None of the shareholders or members of either Reporting Person would, by virtue of a capital interest in the Reporting Person, have an interest in dividends from, or the proceeds from the sale of, the Shares relating to more than 5% of the outstanding Shares.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
------   Security Being Reported on By the Parent Holding Company.
         -----------------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------
          Not applicable.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.

Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  November 15, 2002

Sutter Holding Company, Inc.

By: /s/Robert E. Dixon
    ----------------------------------
       Robert E. Dixon, Co-Chief Executive Officer

Sutter Opportunity Fund 2, LLC

By:  Sutter Capital Management, LLC, Manager

         By:   /s/ Robert E. Dixon
                 Robert E. Dixon, Manager